UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            etravelserivce.com, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    297865107
                                    ---------
                                 (CUSIP Number)

                             Gerald W. Gritter,Esq.
                             ----------------------
                          English, McCaughan & O'Bryan
                          ----------------------------
                         100 N.E. 3rd Avenue, Suite 1100
                         -------------------------------
                            Fort Lauderdale, FL33301
                            ------------------------
                                 (954) 462-3300
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  January 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297865107                                                                                                Page 1 of 9 Pages
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Allied Capital Corp.
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     X                                                            (a)  |_|
                                                                                                                            (b)  |_|
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                39,181,931
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.7
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------------------------------------------------



CUSIP No. 297865107                                                                                                Page 2 of 9 Pages
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Capital Markets Alliances, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     X                                                            (a)  |_|
                                                                                                                            (b)  |_|
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                1,954,431
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  1,954,431
------------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,954,431
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.0
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------------------------------------------------





CUSIP No. 297865107                                                                                                Page 3 of 9 Pages
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         William C. Robinson
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     X                                                            (a)  |_|
                                                                                                                            (b)  |_|
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                39,181,931
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.7
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------






CUSIP No. 297865107                                                                                                Page 4 of 9 Pages
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Desai V. Robinson
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* X                                                                (a)  |_|
                                                                                                                            (b)  |_|
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 0
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                39,181,931
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,181,931
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.7
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------


CUSIP No. 297865107                                            Page 5 of 9 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the common stock (the "common stock" or the "Shares"), of etravelserve.com, Inc., a Nevada corporation, formerly known as Revenge Marine, Inc. ("etravel"). The principal executive offices of etravel are located at c/o EMO Corporate Services, Inc., 100 N.E.
Third Ave., Suite 1100, Ft. Lauderdale, Florida 33301.

Item 2.  Identity and Background

         (a) This statement is filed by (1) Allied Capital Corp. ("Allied Capital") (2) Capital Markets Alliance, Inc. ("Capital Markets"), (3) Desai V. Robinson and (4) William C. Robinson. William C. Robinson and Desai V. Robinson are husband and wife. Capital Markets is a wholly owned subsidiary of Allied Capital. The sole shareholder of Allied Capital is Desai Robinson. Allied Capital, Capital Markets, Desai V. Robinson and William C. Robinson (collectively, these persons may sometimes be referred to as the "Reporting Persons") believe they many constitute a "group" within the meaning of the rules and regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934. Except for shares owned by Reporting Persons controlled by them, the Reporting Persons disclaim beneficial ownership of shares owned by the other Reporting Persons.

         (b) The business addresses for each of the Reporting Persons is 7711 S. Jamestown Avenue, Tulsa, Oklahoma 74136.

         (c) Allied Capital and Capital Markets are involved in merchant banking. Desai Robinson is the President of Allied Capital and the Vice President of Capital Markets. William Robinson is the President of Capital Markets and Vice President of Allied Capital. The two directors of Allied Capital and Capital Markets are Desai Robinson and William Robinson.

         (d) During the last five years, neither Allied Capital, Capital Markets, Desai Robinson nor William Robinson have not been convicted in a criminal proceeding.

         (e) During the last five years, neither Allied Capital, Capital Markets, Desai Robinson nor William Robinson have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Allied Capital is an Oklahoma corporation. Capital Markets is a Nevada corporation. Desai Robinson and William Robinson are U.S. citizens.

CUSIP No. 297865107                                            Page 6 of 9 Pages
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

         No funds were directly expended in the acquisition of etravel's Shares. The Shares were issued to Allied Capital and Capital Markets pursuant to a stock purchase agreement dated January 11, 2000 (the "Agreement"), between etravel and Allied Capital, Paul R. Johnson and all of the other shareholders of JR Solutions, Inc., a Delaware corporation. The Shares were issued to Allied Capital and Capital Markets in exchange for all of the common stock of JR Consulting, Inc. held by Mr.
Johnson.

Item 4.  Purpose of Transaction

         Allied Capital and Capital Markets acquired the Shares so that they would have a controlling interest in etravel. They also acquired the Shares for investment purposes. The Shares were issued to Allied Capital and Capital Markets in a private transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

         Pursuant to the terms of the Agreement, effective on the closing, all of the persons who were previously officers and directors of etravel resigned and Paul Johnson became Chief Executive Officer and Chairman of the Board. Other new officers and directors of etravel are Kaz Chary, Chief Information Officer and John A. Moschella, Director of Security. On February 1, 2000, the company's name was changed from Revenge Marine, Inc. to etravel.

         Allied Capital and Capital Markets do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of etravel or the disposition of securities of etravel,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of etravel or any of its subsidiaries, (d) any change, in the present board of directors or management of etravel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in etravel's business or corporate structure, (g) any change in etravel's charter, by-laws or instruments correspondence thereto or other actions which may impede the acquisition of control of etravel by any person,
(h) a class of securities of etravel to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of etravel becoming eligible for termination of registration pursuant to Section 12(g) (4) of thee Securities Exchange Act of 1934, as amended (the "Exchange Act") or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons are deemed to beneficially own 39,181,931 shares of etravel's common stock, representing approximately 39.7% of etravel's issued and outstanding common stock. These Shares include 37,275,501 shares held directly by Allied Capital and 1,954,431 shares held by Capital Markets. Since Allied Capital owns

CUSIP No. 297865107                                            Page 7 of 9 Pages
--------------------------------------------------------------------------------

100% of Capital Market's issued and outstanding stock, Allied Capital is deemed to the beneficial owner of 100% of the common stock owned by Capital Markets. Desai Robins owns all of the issued and outstanding shares of Allied Capital, and by virtue of this relationship is deemed to be the beneficial owner of 100% of the common stock owned by Allied Capital. Under the federal securities laws, William Robinson is deemed to the beneficial owner of all etravel Shares owned by his wife.
         (b) By virtue of their marital relationship and their positions as directors, William Robinson and Desai Robinson are deemed to share voting and dispositive power over the 39,181,931 shares of etravel common stock beneficially owned by Allied Capital.

         (c) Except as set forth above, none of the Reporting Persons has effected any transactions in shares of etravel's common stock during the last sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of etravel to which any of the Reporting Persons is a party or is subject.

Item 7.           Materials to be filed as Exhibits

                  (a) Stock Purchase Agreement dated January 12, 2000 by and between Allied Capital Corp., an Oklahoma corporation, Paul R. Johnson, and the other shareholders of JR Solutions, Inc., a Delaware corporation and Etravel Marine, Inc., a Nevada corporation.

                  (b) Joint Filing Agreement pursuant to Rule 13d-1(f).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2000

                                          ALLIED CAPITAL CORP.

                                          /s/ Desai V. Robinson
                                          ---------------------
                                          Desai V. Robinson, President

CUSIP No. 297865107                                            Page 8 of 9 Pages
--------------------------------------------------------------------------------




                                          CAPITAL MARKETS ALLIANCE, INC.



                                          /s/ William C. Robinson
                                          -----------------------
                                          William C. Robinson, President


                                          /s/ Desai V. Robinson
                                          ---------------------
                                          Desai V. Robinson

                                          /s/ William C. Robinson
                                          ---------------------
                                          William C. Robinson

CUSIP No. 297865107                                            Page 9 of 9 Pages
--------------------------------------------------------------------------------

                             JOINT FILING AGREEMENT
                           (Pursuant to Rule 13d-1(f))


         The undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement ("Agreement") is attached is, and any amendements, will be filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same Agreement.


Dated: February 3, 2000                     /s/ William C. Robinson
                                            -----------------------
                                            William C. Robinson


Dated: February 3, 2000                     /s/ Desai V. Robinson
                                            ---------------------
                                            Desai V. Robinson

                                            ALLIED CAPITAL CORP..

Dated: February 3, 2000                     /s/ Desai V. Robinson
                                            ---------------------
                                            Desai R. Robinson, President


Dated: February 3, 2000                     CAPITAL MARKETS ALLIANCES, INC.

                                            By: /s/ William C. Robinson
                                            William C. Robinson, President

                            STOCK PURCHASE AGREEMENT


THIS STOCK PURCHASE AGREEMENT is entered into on January 11, 2000, by and between ALLIED CAPITAL CORP., an Oklahoma corporation, Paul R. Johnson, and the other shareholders of JR SOLUTIONS, INC., a Delaware corporation ("the Company") (all of the foregoing shareholders being referred to as the "Sellers") and REVENGE MARINE, INC., a Nevada corporation ("Buyer").

Sellers own all of the outstanding stock (collectively, the "Shares") of the Company. Buyer wishes to purchase and Sellers wishes to sell the Shares.

THEREFORE, in consideration of the mutual promises, covenants and conditions set forth herein, the parties hereby agree as follows:

1. Purchase and Sale of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, Sellers agree to sell and deliver the Shares to Buyer and Buyer agrees to purchase the Shares from Sellers, free and clear of all liens, charges or encumbrances of any kind or nature whatsoever. The purchase and sale shall take place simultaneously with execution of this Agreement (the "Closing Date").

2. Purchase Price and Payment. The total purchase price to be paid by Buyer for the Shares shall be 80,000,000 shares of Common Stock of Buyer, par value $.001 per share. Such stock, when issued, shall be validly issued, fully paid and non-assessable.

3. Representations and Warranties of Sellers. Sellers represent and warrant to the Buyer that each of the following items is true and correct as of the date hereof and will be true and correct as of the Closing Date. The obligation of Buyer to consummate the transaction described herein is conditioned upon each of the following representations and warranties being true in all material respects as of the Closing Date.

         3.01 Good Standing. The Company is a corporation duly organized and existing and in good standing under the laws of the State of Delaware, and is duly authorized to carry on its business and to own and lease its properties as and in the places where such properties are now owned, leased or operated. The Company has never had and does not now have any subsidiaries.

         3.02 Title to Assets. The Company has good and marketable title to its assets, subject to no mortgage, conditional sales agreement, charges, liens, or encumbrances, or any other assignment of rights and/or interests.

         3.03 Title to Shares. Sellers have and will convey to Buyer at the Closing good and marketable title to the Shares, free and clear of any and all liens, trusts, claims, charges, restrictions, security agreements and other encumbrances of any kind or nature whatsoever. The Shares represent all of the outstanding stock of the Company. There are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity security of the Company to any person.

         3.04 Leases and Contracts. Seller is not a party to any written or oral contracts, or leases or subleases with respect to any property, real or personal, whether as lessor or lessee.

         3.05 Employees. The Company currently has no employees.

         3.06 Tax Filings and Payment. No tax fiilings have yet become due for the Company and none have ben filed.

         3.07 Litigation. The Company is not a party to any litigation or legal, quasi-judicial or administrative actions, suits or proceedings of any kind or nature.

         3.08 Compliance with Laws. The Company has complied with, and is not in violation of, any federal, state or local statutes, laws or regulations applicable to the conduct of its business.

         3.09 Survival. All representations and warranties contained herein will be true in all material respects as of the Closing as though made at such time and will survive the consummation of the transactions contemplated by this Agreement.

         3.10 Indemnity. Sellers agree to indemnify and hold Buyer harmless from and against any and all losses, claims, demands, liabilities, suits, actions, costs and expenses (including, without limitation, reasonable attorneys' fees, expenses and court costs) arising out of the inaccuracy of any of Sellers' representations or warranties contained herein.

4. Representations and Warranties of Buyer. Buyer represents and warrants to the Sellers that each of the following items is true and correct as of the date hereof and will be true and correct as of the Closing Date. The obligation of Sellers to consummate the transaction described herein is conditioned upon each of the following representations and warranties being true in all material respects as of the Closing Date.

         4.01 Capitalization. The authorized capital stock of Buyer consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 18.709,694 shares are issued and outstanding, and 5,000,000 shares of Preferred Stock, of which 2,718 shares of Series B Convertible Preferred Stock, par value $40.00 per share, are issued and outstanding and 2,500 shares of Series D Convertible Preferred Stock, par value

$.001 per share, are issued and outstanding. All outstanding shares of Buyer's Common and Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive rights. There are also outstanding certain options and warrants to acquire common stock of the Buyer, as set forth in Buyer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

         4.02 Good Standing and Authority. Buyer is a corporation duly organized and existing and in good standing under the laws of the State of Nevada, and is duly authorized to carry on its business and to own and lease its properties as and in the places where such properties are now owned, leased or operated. Buyer has all requisite corporate power and authority to enter into this Agreement and any Related Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer.

         4.03 Due Authorization. This Agreement has been duly authorized, executed, and delivered by the Buyer, and constitutes a legal, valid, and binding obligation of the Buyer, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, and other similar laws relating to, limiting or affecting the enforcement of creditors rights generally or by the application of equitable principles. The execution, delivery and performance of this Agreement by the Buyer will not violate or conflict with in any material respect or constitute a default under any provisions of applicable law, the Buyer's Articles of Incorporation or Bylaws, or any agreement or instrument to which the Buyer is a party or by which it or its assets are bound. No consent of any federal, state, municipal or other governmental authority is required by Buyer for the execution, delivery or performance of this Agreement by the Buyer. No consent of any party to any contract or agreement to which the Buyer is a party or by which any of its property or assets are subject is required for the execution, delivery or performance of this Agreement by the Buyer that has not been obtained at the date of this Agreement.

         4.04 The Shares. The Shares to be issued to Sellers pursuant to this Agreement will be duly authorized, validly issued, fully paid, non-assessable and free and clear of any liens, claims, encumbrances or restrictions.

         4.05 SEC Reports. The Buyer is subject to the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. From the first date that such reports were required of the Buyer, the Buyer has accurately and completely filed with the SEC all of its required Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. As of their respective dates, neither the Buyer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, nor the Buyer's Quarterly Report on Form 10-Q for the period ended September 30, 1999, in the form (including exhibits) filed with the SEC (collectively, the "Company Reports"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

         4.06 Litigation. There are no actions, suits, proceedings, claims, arbitrations or investigations pending, or as to which Buyer has received any notice, against Buyer which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         4.07 Full Disclosure. The Buyer has, and at the Closing Date will have, disclosed to the Sellers all events, conditions and facts materially affecting the business and prospects of the Buyer. The Buyer has not, and will not have at the Closing Date, withheld disclosure of any events, conditions, and facts of which it may have knowledge and that may materially and adversely affect the business or prospects of the Buyer.

         4.08 Survival. All representations and warranties contained herein will be true in all material respects as of the Closing as though made at such time and will survive the consummation of the transactions contemplated by this Agreement.

         4.09 Indemnity. Buyer agrees to indemnify and hold Sellers harmless from and against any and all losses, claims, demands, liabilities, suits, actions, costs and expenses (including, without limitation, reasonable attorneys' fees, expenses and court costs) arising out of the inaccuracy of any of Buyer's representations or warranties contained herein.

5. Securities Representations. In connection with acceptance of the Shares, Sellers each represent to Buyer as follows and acknowledges that Buyer will be relying on these representations in issuing the such securites to Sellers without registration:

         5.01 Sellers have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of this investment.

         5.02 Sellers have been advised and are aware that the issuance of the Shares will not be registered under the Securities Act of 1933 or any state securities laws on the grounds that the issuance of the Stock is exempt from the registration provisions of those laws and that, therefore, Sellers must continue to bear the economic risks of ownership of the Shares for an indefinite period of time, because the Shares cannot be sold unless the sale is so registered or an exemption from registration is available.

         5.03 Sellers understand the risks of an investment in the Shares and have consulted with an attorney and/or accountant to the extent they deemed it necessary in reviewing this investment.

         5.04 Sellers have had an opportunity to question the principals of the Buyer as to all matters which they deemed material and relevant to their decision to make an investment in the Shares and have had the opportunity to obtain any and all additional information necessary to verify the accuracy of the information received or any other supplemental information which Sellers deemed relevant to make an informed investment decision.

         5.05 Sellers are acquiring the Shares for their own accounts, for investment, and not as a nominee for others.

         5.06 As to Sellers who are residents of the State of Florida, they are aware that, pursuant to the Florida Securities Act, their acceptance of the Shares is voidable by them within three days of the date of this Agreement by written notice.

6. Closing. As soon as practical after Closing, Buyer will deliver to Sellers stock certificates representing the Shares; and Sellers shall deliver to Buyer
(a) the certificates representing the Company's common stock, accompanied by stock powers duly executed, (b) the Minute Book for the Company and (e) such other documents and certificates as are required by this Agreement and those which may reasonably be requested by counsel to Buyer.

7. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by binding arbitration in Broward County, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitration shall be conducted before and by a single arbitrator selected by the parties. If the parties have not selected an arbitrator within 10 days of written demand for arbitration, the arbitrator shall be selected by the American Arbitration Association pursuant to the then current rules of that Association. The expenses of arbitration shall be divided equally between the parties. The duty to arbitrate shall survive the cancellation or termination of this Agreement.

8. Miscellaneous.

         8.01 Headings. The subject headings used in this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

         8.02 Modifications and Waiver. This Agreement constitutes the full and accurate understanding and agreement between the parties pertaining to its entire subject matter and supersedes all prior agreements, representations and understandings of the parties. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver or a waiver of any future or past breach or violation of any such provision or of any other provision. No waiver shall be binding unless executed in writing by the party making the waiver.

         8.03 Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement.

         8.04 Further Assurances. The parties will execute and deliver such further documents and take such further actions as may reasonably be requested by counsel for any party in order more fully to carry out the intentions of this Agreement.

         8.05 Attorney's Fees. In addition to all other remedies available to either party hereto, the prevailing party in any proceeding brought by reason of any breach, or alleged breach, of this Agreement shall be entitled to recover reasonable attorneys' fees and costs.

         8.06 Notices. Any notice, communication, request, reply or advice hereunder (a "Notice") must be in writing and may be given by registered or certified mail, with return receipt requested, or by hand delivery or facsimile. Notice deposited in the mail as set forth above shall be effective three business days after it is so deposited. Notice given in any other manner shall be effective when received by the party to whom it is given.

         8.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

         8.08 Counterparts. This Agreement may be executed in any number of counterparts each one of which shall be deemed an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

Buyer:

REVENGE MARINE, INC.


By: /s/ William C. Robinson
    -----------------------------------
    William C. Robinson, President

Counterpart Signature Page to Stock Purchase Agreement between ALLIED CAPITAL CORP., a ________ corporation, and the shareholders of JR SOLUTIONS, INC., a Delaware corporation, dated January 11, 2000.


Sellers:

ALLIED CAPITAL CORP.

/s/ Billy Robinson
---------------------------------------
William C. Robinson, Vice President

/s/ Paul R. Johnson
---------------------------------------
Paul R. Johnson

ROBINSON CHILDREN IRREVOCABLE TRUST

/s/ Charles A. Robinson
---------------------------------------
Charles A. Robinson, as Trustee for the
Robinson Children Irrevocable Trust


TOM SCHROEDER TRUST

/s/ Tom Schroeder
---------------------------------------
Tom Schroeder, as Trustee for the
Tom Schroeder Trust


/s/ Johnny Sue Elrod
---------------------------------------
Johnny Sue Elrod

/s/ Lee Merlin
---------------------------------------
Lee Merlin

/s/ Sequita O'Neal
---------------------------------------
Sequita O'Neal

/s/ David Weber
---------------------------------------
David Weber

FOOTHILLS EQUITY CORP.

/s/ James Thuney
---------------------------------------
James Thuney, President

/s/ Kayla Michelle Martin
---------------------------------------
Kayla Michelle Martin

/s/ Gene Moser
---------------------------------------
Gene Moser

/s/ Charles Randolph
---------------------------------------
Charles Randolph

/s/ George Oliver
---------------------------------------
George Oliver

/s/ Loyd Elliot
---------------------------------------
Lloyd Elliot


H. DAVID WALL TRUST

/s/ H. David Wall
---------------------------------------
H. David Wall, as Trustee

/s/ Carl Robinson
---------------------------------------
Carl Robinson

/s/ Jack Ottiviani
---------------------------------------
Jack Ottiviani